AMENDMENT TO SERVICES AGREEMENT

The Agreement between and among Vigilant Distributors, LLC (f/k/a Herald Investment Marketing, LLC) (“Vigilant”), and YCG Fund (the “Trust”), dated October 30th, 2020 is hereby mutually agreed and understood that the items below are amended, effective December 1, 2023:

1. Exhibit B, is amended and restated in its entirety as follows:
Fee Schedule:

*This schedule to the Distribution Agreement is not required to be filed, as it does not contain information material to an investment or voting decision.

Vigilant Distributors, LLC	YCG Funds
By: /s/ Patrick Chism	By: /s/ William Kruger
Name: Patrick Chism	Name: William Kruger
Title: Chief Executive Officer	Title: Senior Vice President & Treasurer
Dated: _November 22, 2023	Dated: November 17, 2023

© Copyright 2023 Vigilant Compliance, LLC Addendum to Distribution Agreement